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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        AUDITS & SURVEYS WORLDWIDE, INC.
                           (Name of Subject Company)

                        AUDITS & SURVEYS WORLDWIDE, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    05083109
                     (CUSIP Number of Class of Securities)

                                 SOLOMON DUTKA
                             CHAIRMAN OF THE BOARD
                        AUDITS & SURVEYS WORLDWIDE, INC.
                           650 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10011
                                 (212) 627-9700
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                             MICHAEL J. SHEF, ESQ.
                      PARKER CHAPIN FLATTAU & KLIMPL, LLP
                          1211 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 704-6000

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Audits & Surveys Worldwide, Inc., a Delaware corporation (the "COMPANY"). The Company's principal executive offices are located at 650 Avenue of the Americas, New York, New York 10011. The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "COMMON STOCK") of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

    This statement relates to the tender offer by United Information Acquisition Corp. (the "PURCHASER") and United Information Group, Inc. ("Group, Inc."), each a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 26, 1999 (the "SCHEDULE 14D-1"), to purchase all of the outstanding shares (the "SHARES") of Common Stock at a price of $3.24 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 1999 (the "OFFER TO PURCHASE") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "OFFER").

    The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger dated January 19, 1999 (the "MERGER AGREEMENT") among the Company, the Purchaser and United News & Media Group Limited, an English limited company (the "PARENT"), which indirectly owns all of the outstanding stock of the Purchaser. The Merger Agreement provides that, among other things, as soon as practicable after consummation of the Offer and satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "MERGER") and the Company will continue as the surviving corporation. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and Group, Inc. are located at Two World Trade Center, Suite 5550, New York, New York 10048.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser, the Parent, their executive officers, directors or affiliates, is described in Annex I hereto or is set forth below.

    EMPLOYMENT AGREEMENTS AND AMENDMENTS. Certain contracts, agreements, arrangements or understandings between the Company and Solomon Dutka ("DR. DUTKA"), H. Arthur Bellows, Jr. ("MR. BELLOWS"), Carl Ravitch ("MR. RAVITCH"), Joel S. Klein ("MR. KLEIN") and Alan J. Ritter ("MR. RITTER") are described in the section entitled "Compensation and Related Matters--Employment Contracts, Termination, Severance and Change of Control Arrangements" in Annex I attached hereto. Copies of the agreements described therein are filed as Exhibits (c)(3) through (c)(14), inclusive, hereto and incorporated herein by reference.

    The Company has entered into Employment Agreement Amendments (the "EMPLOYMENT AGREEMENT AMENDMENTS"), which, effective upon the consummation of the acquisition (the "ACQUISITION") of the Shares of the Company by Purchaser, amend the current employment agreements (the "EMPLOYMENT AGREEMENTS") between the Company and each of Dr. Dutka, Mr. Ravitch, Mr. Klein, and Mr. Ritter (each an "EMPLOYEE" and collectively, the "EMPLOYEES"). Pursuant to the Employment Agreement Amendments, among other things, (i) the duties of the Employees are, in certain cases, modified for the term of the Employment Agreement Amendments,
(ii) the Company agrees that the term of the Employment Agreements would remain unchanged, (iii) the Company agrees to continue to provide the Employees following the Merger with the same benefits as enjoyed by them on the date of the Employment Agreement Amendments, (iv) Mr. Ravitch waives, in connection with the transactions (the "TRANSACTIONS") contemplated by the Merger Agreement, any termination rights he may otherwise be entitled to, and (v) Mr. Klein agrees that on the date of his Employment Agreement Amendment and in connection with the Transactions, he does not have an option to and may not purchase any treasury shares of the Company and that any provisions allowing him to do so are invalid and ineffective. Under the terms of the Employment Agreement Amendments, the employment terms of both Dr. Dutka and Mr. Ravitch end March 24, 2002, Mr. Klein's employment term ends April 1, 2002 and Mr. Ritter's employment term ends September 13, 2002. Copies of the Employment Agreement Amendments are filed as Exhibits (c)(15) and (c)(17) through (c)(19), inclusive, hereto and incorporated herein by reference.

    In addition, the Company has entered into a new Employment Agreement (the "BELLOWS EMPLOYMENT AGREEMENT") with Mr. Bellows which becomes effective upon consummation of the Acquisition and replaces any prior employment agreements between Mr. Bellows and the Company. Pursuant to the Bellows Employment Agreement, Mr. Bellows will perform, for a period through and including March 24, 2002 (automatically extended thereafter for one year terms, unless either party gives notice) (the "TERM"), such consultative and advisory services involving, among other things, the finances of and prospective mergers and acquisitions by, the Company as will be agreed upon by Mr. Bellows and the Board of Directors of the Company for compensation consisting of $350,000 per year (plus $36,000 per year for the costs of maintaining a Connecticut office) and other reasonable business expenses and the benefits currently being enjoyed by Mr. Bellows. During the Term, Mr. Bellows can devote the balance of his time to non-competitive businesses. A copy of the Bellows Employment Agreement is filed as Exhibit (c)(16) hereto and incorporated herein by reference.

    STOCK OPTIONS. The Company maintains the 1994 and 1997 Stock Option Plans (collectively, the "OPTION PLANS"), which provide for the grant of stock options (collectively, "OPTIONS") to key employees and non-employee directors of the Company. The Option Plans provide for the grant of non-qualified Options and Options intended to qualify as incentive stock Options under Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of shares of Common Stock issuable under Options granted under the Option Plans may not be less than 100% of the fair market value of such Shares. The Merger Agreement provides, however, that no further Options shall be granted under the Option Plans or otherwise by the Company. The Merger Agreement provides that, with respect to all outstanding Options to purchase Shares, each holder of an Option which is surrendered by the holder for cancellation shall be entitled to receive from the Company, immediately prior to the Effective Time, for each Share purchasable under the vested portion (but not the unvested portion) of an Option issued under the Company's 1997 Stock Option Plan and for each Share purchasable under both the vested and unvested portion of an Option issued under the Company's 1994 Stock Option Plan, an amount in cash in cancellation of such Option equal to the excess, if any, of $3.24 over the per Share exercise price of such Option (or such greater amount as Purchaser shall agree in writing), as such amount may be reduced by any required withholding in accordance with applicable income tax laws. The Merger Agreement requires the Company's Board of Directors to adopt a resolution terminating the Option Plans effective as of the Effective Date. The receipt by Purchaser of the binding agreements of all holders of Options agreeing to the cancellation thereof, as of the Effective Time, is a condition to the consummation of the Offer, and the Merger Agreement obligates the Company to use its best efforts to obtain such agreements.

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    Set forth below is a table indicating the treatment under the Merger
Agreement of outstanding Options held by non-employee directors and executive officers of the Company (assuming that the Options are not exercised):

                                                                              NO. OF SHARES
                                                                            ISSUABLE/EXERCISE     AMOUNT PAYABLE
                                                                                  PRICE          UPON CANCELLATION
                                                                          ---------------------  -----------------
NON-EMPLOYEE DIRECTORS
Charles E. Bradley......................................................        5,000/ $2.00            $6,200.00
                                                                                1,667/ $2.75              $816.83
Brian G. Dyson..........................................................        6,667/ $2.75            $3,266.83
Matthew Goldstein.......................................................        6,667/ $2.75            $3,266.83
Robert C. Miller........................................................        5,000/ $2.00            $6,200.00
                                                                                1,667/ $2.75              $816.83
William Newman..........................................................        6,667/ $2.75            $3,266.83
Joseph T. Plummer.......................................................       51,667/ $2.75           $25,316.83
                                                                                5,000/ $2.00            $6,200.00
William A. Zebedee......................................................        5,000/ $2.00            $6,200.00
                                                                                1,667/ $2.75              $816.83

EXECUTIVE OFFICERS
Solomon Dutka...........................................................       50,000/ $2.00           $62,000.00
H. Arthur Bellows, Jr...................................................       20,000/ $2.00           $24,800.00
                                                                               16,667/ $2.75            $8,166.83
Carl Ravitch............................................................       20,000/ $2.00           $24,800.00
Joel S. Klein...........................................................       25,000/ $2.00           $31,000.00
                                                                               16,667/ $2.75            $8,166.83
Alan J. Ritter..........................................................       10,000/ $2.00           $12,400.00
                                                                                5,000/ $2.75            $2,450.00
NON-EMPLOYEE DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
                                                                              135,000/ $2.00          $167,400.00
                                                                              120,003/ $2.75           $58,801.47

    TRANSACTIONS WITH RELATED PARTIES. Allen & Company Incorporated ("ALLEN") provided certain financial advisory services to the Company in 1997 and was paid a fee of $100,000 for such services. Allen has rendered a fairness opinion dated January 14, 1999 in connection with the Merger Agreement and is entitled to receive a fee of $438,720 for its services. See Item 5 herein. Robert C. Miller, a director of the Company, is a Vice President and Director of Allen.

    (c) THE MERGER AGREEMENT. The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. Capitalized items not otherwise defined in the following summary have the respective meanings ascribed to them in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that as promptly as reasonably practicable after the date of execution of the Merger Agreement, but in no event later than five business days after the public announcement of the execution of the Merger Agreement, the Purchaser will commence the Offer for all of the outstanding Shares at a price of not less than $3.24 per share in cash, net to the seller, subject to the satisfaction of conditions described below under "--Certain Conditions of the Offer" and, subject only to the terms and conditions of the Offer, will pay, as promptly as reasonably practicable after expiration of the Offer, for all Shares duly tendered thereunder and not withdrawn. The Purchaser may waive any condition to the Offer, increase the price per Share payable in the Offer and make any other changes in the terms and conditions of the Offer. However, no change may be made which decreases the price per

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Share payable in the Offer or changes the form of consideration payable in the
Offer, which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer other than those described below in "--Certain Conditions of the Offer" or which extends the Offer (except as set forth in the following sentence). Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date being 20 business days following the commencement of the Offer) if, at the scheduled expiration date of the Offer, any of the conditions to the Purchaser's obligation to accept for payment, and to pay for, the Shares, shall not be satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the SEC or the staff thereof applicable to the Offer, or (iii) extend the Offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (i) or (ii) of this sentence, if as of such date, the Purchaser expressly waives any condition (other than the Minimum Condition) defined below in "--Certain Conditions of the Offer" that subsequently may not be satisfied during such extension of the Offer and the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than 90 percent of the outstanding Shares on a fully diluted basis.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, at the election of the Parent, the Purchaser will be merged with and into the Company and the separate corporate existence of the Purchaser will cease. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser, the Parent or any direct or indirect wholly-owned subsidiary of the Parent or owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Merger Consideration. Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    CHARTER DOCUMENTS; INITIAL DIRECTORS AND OFFICERS. The Certificate of Incorporation of Purchaser in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the DGCL, provided, that the Certificate of Incorporation of the Surviving Corporation will (i) state that the name of the Surviving Corporation is Audits & Surveys Worldwide, Inc. and (ii) for a period of at least six years after the Effective Time, include certain exculpation provisions which presently appear as Article Ninth of the Restated and Amended Certificate of Incorporation of the Company. The Merger Agreement also provides that the By-Laws of the Purchaser in effect at the Effective Time shall be the By-Laws of the Surviving Corporation, until duly amended in accordance with the terms thereof, the Certificate of Incorporation of the Surviving Corporation and the DGCL, provided, that the By-Laws of the Surviving Corporation will include, for a period of at least six years after the Effective Time, certain indemnification provisions which presently appear as Article VII of the Restated and Amended By-Laws of the Company. Pursuant to the Merger Agreement, the directors and officers of the Company at the Effective Time shall be as designated by Purchaser prior to the Effective Time and shall hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

    STOCKHOLDERS MEETING. The Merger Agreement provides that, following consummation of the Offer, Purchaser and Parent shall, as soon as reasonably possible, cause the Company to take all action necessary in accordance with the DGCL, the Company's Certificate of Incorporation and By-Laws and the Exchange Act to hold a meeting of its stockholders to consider and vote upon the adoption of this Agreement and the authorization of the Merger. In no event shall such meeting be held earlier than 20 business days following the date on which a proxy statement (the "PROXY STATEMENT") is sent to the stockholders of the Company.

    The Purchaser will vote all Shares directly or indirectly beneficially owned by it in favor of the Merger Agreement and the Merger. A vote of the Company's stockholders will be required whether or not Purchaser acquires 90% of the outstanding Shares.

    CONDUCT OF BUSINESS. Pursuant to the Merger Agreement, prior to the Effective Time, except to the extent that the Purchaser shall otherwise consent (including by virtue of action by the Board approved by all of the Purchaser's or the Parent's designees), the Company shall, and shall cause its subsidiaries (the "SUBSIDIARIES") to, except as expressly permitted by the Merger Agreement, conduct their respective businesses in, and to not take any action except in, the ordinary course of business in a manner consistent with past practice. The Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to preserve intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with their respective customers and suppliers. Without limiting the generality of the foregoing, and except as expressly permitted or specifically contemplated by the Merger Agreement, between the date of the Merger Agreement and the Effective Time, without the prior written consent of the Purchaser:

    (i) the Company will not, and will not cause or permit any of the Subsidiaries to, engage in any activities or transactions which will be outside the ordinary course of their respective businesses consistent with past practices, except as shall be provided for or specifically contemplated by the Merger Agreement, and the Company and the Subsidiaries will consult with the Purchaser (which will be entitled to have two of its designated representatives present on a full-time basis at the Company's principal executive offices until the closing or termination of the Merger Agreement to observe the conduct of the Company's business and be available for such consultations) prior to making any material business decisions;

    (ii) the Company will not subdivide or reclassify the Shares, issue any shares of its capital stock, except upon the exercise of outstanding options under the Option Plans, or amend its Certificate of Incorporation or By-Laws;

   (iii) the Company will not declare or pay any dividend or other distribution in respect of its shares of capital stock or acquire for value, or permit any Subsidiary to acquire for value, any shares of capital stock of the Company;

    (iv) the Company will afford to the officers, attorneys, accountants and other authorized representatives of the Purchaser reasonable access to its and the Subsidiaries' offices, properties, books, tax returns and minute books and other corporate records during normal business hours. If for any reason the Merger is not consummated, the Purchaser will cause confidential information obtained in connection with such investigation to be treated as confidential;

    (v) the Company will not, and will not cause or permit the Subsidiaries to, take any action to institute any new severance or termination pay practices with respect to any directors, officers, or employees of the Company or any of the Subsidiaries or to increase the benefits payable under its severance or termination pay practices in effect on the date of the Merger Agreement;

    (vi) the Company will not, and will not cause or permit the Subsidiaries to, adopt or amend, in any material respect, except as may be required by applicable law or regulation, any collective bargaining, bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees of the Company or any of the Subsidiaries or make any increase in the salaries, compensation or pay scales of any such directors, officers or employees without the Purchaser's prior written consent;

   (vii) the Company and the Subsidiaries will use their reasonable best efforts to maintain their relationships with their material suppliers and customers, and if and as requested by the

         Purchaser, (i) the Company and the Subsidiaries shall make reasonable arrangements for representatives of the Purchaser to meet with suppliers and customers of the Company and the Subsidiaries, and (ii) the Company and the Subsidiaries shall schedule, and the management of the Company and the Subsidiaries shall participate in, meetings of representatives of the Purchaser with employees of the Company and the Subsidiaries;

  (viii) the Company will, and will cause the Subsidiaries to, maintain all of their material properties (taken as a whole) in customary repair, order and condition, reasonable wear and tear excepted, and will maintain, and will cause the Subsidiaries to maintain, insurance upon all of its and their properties and with respect to the conduct of its and their businesses in such amounts and of such kinds comparable to that in effect on the date of the Merger Agreement;

    (ix) the Company and the Subsidiaries will maintain their books, accounts and records in the usual, regular and ordinary manners, on a basis substantially consistent with prior years;

    (x) the Company and the Subsidiaries will duly comply with all laws applicable to each of them and to the conduct of their respective businesses, consistent with their past practice;

    (xi) no change shall be made in the banking and safe deposit arrangements of the Company or the Subsidiaries existing on the date hereof and no powers of attorney shall be granted by the Company or any of the Subsidiaries;

   (xii) except as contemplated by the Merger Agreement, the Company will not, and will not permit any of the Subsidiaries to, acquire or agree to acquire by merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business or any corporation, partnership, association, or other business organization or division thereof or enter into any joint venture, partnership, limited liability company operating agreement or other similar business arrangement;

  (xiii) the Company will not, and will not permit the Subsidiaries to, enter into any contract or commitment containing obligations in excess of $100,000 or take any action which would have a material adverse effect on the cash flows of the Company; and

   (xiv) the Company will promptly advise the Purchaser in writing of any change in the financial condition, business or operations of the Company and the Subsidiaries, taken as a whole, and of any breach of its representations or warranties contained herein which could have a Material Adverse Effect and will promptly advise the Purchaser in writing of all material order cancellations.

    NO SOLICITATION. The Company will not, directly or indirectly, through any officer, director, agent, financial advisor or otherwise, solicit, initiate or encourage submission of proposals or offers from any person relating to any acquisition or purchase of all or a portion of the assets of (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale), or any equity interest in, the Company or any material Subsidiary or any business combination with the Company or any material Subsidiary (an "ACQUISITION TRANSACTION"), or participate in any negotiations regarding, or furnish to any other person any information (except for information which has been previously publicly disseminated by the Company in the ordinary course of business) with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; PROVIDED, that the Company may, in response to an unsolicited Superior Proposal (as hereinafter defined), furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into any agreement, arrangement or understanding, in each case only if the Board of Directors determines in good faith, after consultation with and on the basis of advice from its financial advisors and outside legal counsel, that failing to take such action would constitute a breach of the fiduciary duties of the Board of Directors. "Superior Proposal" shall mean a bona fide written proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a share exchange, a sale of all or substantially all its assets or otherwise on terms which a majority of the members of the Board of Directors of the Company determines in good faith (taking into account the advice of independent financial advisors) to be more favorable to the Company and its stockholders than the Merger (and any revised proposal made by Purchaser) and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

    DIRECTORS. Promptly upon the purchase by the Purchaser of all Shares subject to the Inducement Agreement or any Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by the Purchaser, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage obtained by dividing (a) the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) by (b) the number of Shares outstanding (excluding Shares held by the Company). At such times, if requested by the Purchaser, the Company will also cause each committee of the Board of Directors to include persons designated by the Purchaser constituting the same percentage of each such committee as the Purchaser's designees are of the Board of Directors. The Company shall, upon request by the Purchaser, promptly increase the size of the Board of Directors or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser designees to be elected to the Board of Directors and shall cause the Purchaser's designee to be so elected; PROVIDED, HOWEVER, that, in the event that the Purchaser's designees are appointed or elected to the Board of Directors, until the Effective Time the Board of Directors shall have at least one director who is a director on the date of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate (within the meaning of the Federal securities laws) of the Purchaser (one or more of such directors, the "INDEPENDENT DIRECTORS"); PROVIDED FURTHER, that if no Independent Directors remain, the other directors shall designate one person to fill one of the vacancies who shall not be either an officer of the Company or a designee, shareholder, affiliate or associate of the Purchaser, and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement.

    The Merger Agreement provides that, subject to applicable law, the Company shall take all actions requested by the Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder by the SEC which is attached hereto as Annex I.

    The Merger Agreement also provides that following the approval of the Merger Agreement by the stockholders of the Company, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the Independent Directors.

    DIRECTORS AND OFFICERS INDEMNIFICATION. The Merger Agreement provides that, as of the Effective Time and for six years thereafter (or such later time as to which the statute of limitations shall have been extended by action of the Surviving Corporation), the Purchaser shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries (each an "INDEMNIFIED PARTY") against all losses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) to the full extent permitted or required under Delaware law and by the relevant provisions of the Certificate of Incorporation and By-laws of the Company (and requires that such provisions shall be included in the Certificate of Incorporation and By-laws, respectively, of the Surviving Corporation and shall not be amended to adversely affect such indemnity for the six year period). Also pursuant to the Merger Agreement, the Surviving Corporation will purchase a non-cancellable extension of the existing directors' and officers' liability insurance of the Company covering parties who are currently covered by such policy for a period of five years after the Effective Time in respect of acts or omissions occurring prior to the Effective Time on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement.

    COMPANY OPTIONS. The Merger Agreement provides that, with respect to all outstanding Options to purchase Shares, each holder of an Option which is surrendered by the holder for cancellation shall be entitled to receive from the Company, immediately prior to the Effective Time, for each vested Share (but not unvested Shares) subject to an Option issued under the Company's 1997 Stock Option Plan and for each Share (both vested and unvested) subject to an Option issued under the Company's 1994 Stock Option Plan, an amount in cash in cancellation of such Option equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option (or such greater amount as Acquisition shall agree in writing), as such amount may be reduced by any required withholding in accordance with applicable income tax laws. The Merger Agreement requires the Company's Board of Directors to adopt a resolution terminating the Option Plans effective as of the Effective Date. The receipt by the Purchaser of the binding agreements of all holders of Options agreeing to the cancellation thereof, as of the Effective Time, is a condition to the consummation of the Offer, and the Merger Agreement obligates the Company to use its best efforts to obtain such agreements.

    CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction of a number of conditions, including, but not limited to, (i) the approval of the Merger Agreement, and consent to the Merger, by the stockholders of the Company (if required), (ii) the expiration of any waiting period applicable to the consummation of the Merger under the HSR Act,
(iii) the approval of the Irish Minister for Enterprise, Trade and Employment and (iv) that no order to restrain, enjoin or otherwise prevent the consummation of the Merger Agreement or the Merger shall have been entered by any court or administrative body and shall then remain effective. The Merger Agreement further provides that the accuracy of representations and warranties of the Company, and the performance, in all material respects, of agreements and covenants of the Company contained in the Merger Agreement, and the absence of any event which has or may have a material adverse effect on the Company, are conditions to the obligations of the Purchaser and the Parent to consummate the Merger, and that the accuracy or representations and warranties of the Purchaser and the Parent, and the performance, in all material respects, of agreements and covenants of the Purchaser and the Parent contained in the Merger Agreement, are conditions to the obligations of the Company to consummate the Merger.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, but not limited to, representations by the Company as to corporate organization and qualification, Subsidiaries, capitalization, authority to enter into the Merger Agreement, filings with the SEC and other governmental authorities, the absence of certain changes or events, intellectual property, material contracts, environmental matters, employee benefit matters, the opinion of the Company's financial advisor, tax returns, audits, brokers and litigation.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer (subject to the provisions of the Merger Agreement) and may postpone the acceptance of, and, subject to Rule 14e-1(c) of the Exchange Act, payment for, any Shares tendered, (A) unless the following conditions shall have been satisfied: (i) there shall be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents on a fully diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested stock options and warrants and conversion of convertible securities or other rights to purchase or acquire shares) at least 51% of the Shares then outstanding (the "MINIMUM CONDITION") and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated prior to the expiration of the Offer and any required approval of the Republic of Ireland shall have been obtained or (B) if at any time after the date of the Merger Agreement and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following conditions exists:

        (a) there shall be in effect an injunction or other order, decree, judgment or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission of competent jurisdiction or a statute, rule, regulation, executive order or other action or proceeding shall have been promulgated, enacted, taken, initiated or instituted by a government or a governmental authority or a governmental, regulatory or administrative agency or commission of competent jurisdiction which in any such case (i) seeks to restrain or prohibit the making or consummation of the Offer or the consummation of the Merger, (ii) seeks to prohibit or restrict the ownership or operation by the Purchaser (or any of its affiliates or subsidiaries) of any material portion of the Company's business or assets, or seeks to compel the Purchaser (or any of its affiliates or subsidiaries) to dispose of or hold separate any material portion of the Company's business or assets, (iii) seeks to impose material limitations on the ability of the Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by the Purchaser on all matters properly presented to the stockholders of the Company, or
    (iv) seeks to impose any material limitations on the ability of the Purchaser or any of its affiliates or subsidiaries effectively to control in any material respect the business and operations of the Company; or

        (b) the Merger Agreement shall have been terminated by the Company or the Purchaser in accordance with its terms; or

        (c) there shall have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any government or Governmental Authority of the United States on the extension of credit by banks or other lending institutions or (iv) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof; or

        (d) (i) the Board of Directors or any committee thereof shall have withdrawn, materially modified or changed in a manner adverse to the Purchaser or Parent the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Transaction or any other acquisition of Shares other than the Offer or the Merger, or (ii) the Board of Directors or any committee thereof shall have resolved to do any of the foregoing; or

        (e) the representations and warranties of the Company in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement or as of the expiration of the Offer except for (i) changes specifically contemplated by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such date) and in each case except in where failure to be so true and correct would not (in the aggregate for all representations and warranties of the Company) have a Material Adverse Effect (other than representations and warranties that are already so qualified or that are qualified as to the prevention or delay of the consummation of any of the Transactions or as to the performance by the Company of its obligations under the Merger Agreement, which in each such case shall be true and correct as written); or

        (f) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement unless all such failures together in their entirety, would not, individually or in the aggregate, have a Material Adverse Effect; or

        (g) the Company shall not have delivered to the Purchaser binding agreements signed by the holders of Options representing all of the Shares issuable upon exercise of all of the outstanding Options (whether or not exercisable) which are vested or unvested under the Company's 1994 Stock Option Plan or vested under the Company's 1997 Stock Option Plan, agreeing to the cancellation of the Options of such holders on the terms described in
    Section 10 above (it being understood that the Company additionally shall use reasonable efforts to obtain acknowledgments from the holders of unvested Options under the Company's 1997 Stock Option Plan that such Options shall become null as of the Effective Time by the terms of such
    Plan); or

        (h) the Employment Agreement Amendments shall not have been executed and delivered by the parties thereto; or

        (i) there shall have occurred since September 30, 1998 any event that, individually or when considered together with any other matter, has had or is reasonably likely in the future to have a Material Adverse Effect (other than as set forth in the reports filed by the Company with the SEC prior to the date hereof or in the disclosure schedules to the Merger Agreement); or

        (j) the Purchaser and the Company shall have agreed that the Purchaser shall amend the Offer to terminate the Offer or postpone the payment for Shares pursuant thereto.

    As used in the Merger Agreement, "Material Adverse Effect" means, with respect to the Company or the Subsidiaries, any effect that is materially adverse to the business, operations, properties, assets, liabilities, results of operations or condition (whether financial or otherwise) of the Company and the Subsidiaries, taken as a whole.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion, subject in each case to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to execute any of the foregoing rights shall not be deemed a waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated and canceled, and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

    (a) by mutual consent of the Purchaser and the Company;

    (b) by any party not in material breach of the Merger Agreement, in the event that any of the mutual conditions described above in "--Conditions to the Obligations of Each Party" shall not have been satisfied within the time contemplated by the Merger Agreement;

    (c) by the Purchaser if not in material breach of the Merger Agreement, if any of the conditions of the Acquisition described above in "--Conditions to the Obligations of Each Party" shall not have been satisfied within the time contemplated by the Merger Agreement, and the condition is not or could not be satisfied within ten days of notice thereof;

    (d) by the Company if not in material breach of the Merger Agreement, if any of the conditions of the Company described above in "--Conditions to the Obligations of Each Party" shall not have been satisfied within the time contemplated by the Merger Agreement, and the condition is not or could not be satisfied within ten days of notice thereof;

    (e) by the Purchaser if the Offer shall have expired or been terminated without any Shares being purchased thereunder by the Purchaser and its affiliates as a result of the occurrence of any of the events described in Annex I to the Merger Agreement; and

    (f) by the Purchaser if the Board of Directors of the Company shall have modified or withdrawn its approval of the Merger Agreement or the Merger in favor of a Superior Proposal.

    EXPENSES. The Merger Agreement provides that, if the Purchaser terminates the Merger Agreement in the manner described in clause (f) above, or in the manner described in clause (e) above because the failure of any condition set forth in Annex I to the Merger Agreement resulted from an intentional breach by the Company of any provision of the Merger Agreement, then promptly after such termination, the Company shall pay to the Parent $1,250,000 and shall reimburse the Parent for all of its substantiated out of pocket costs and expenses up to $500,000.

    Except as set forth in the above paragraph, all expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not any transaction contemplated by the Merger Agreement is consummated.

    INDUCEMENT AGREEMENT. The following is a summary of certain provisions of an Inducement Agreement dated January 19, 1999, among the Purchaser and Dr. Solomon Dutka and Carl Ravitch (the "INDUCEMENT AGREEMENT"). Such summary is qualified in its entirety by reference to the Inducement Agreement, a copy of which is filed as Exhibit (c)(2) hereto and is incorporated herein by reference.

    Under the Inducement Agreement, Dr. Dutka and Mr. Ravitch, holding approximately 48.7% of the Shares outstanding as of January 19, 1999, have (i) granted the Purchaser an irrevocable proxy to vote and otherwise act with respect to the Shares then owned by such stockholder in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Inducement Agreement and any other actions required in furtherance thereof and against any other Acquisition Transaction and any action in furtherance thereof, (ii) granted the Purchaser an irrevocable option to purchase such stockholder's Shares at a price of $3.24 per Share, under certain circumstances and (iii) agreed to tender such stockholder's Shares in the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    RECOMMENDATION OF THE BOARD OF DIRECTORS. At a special meeting held on January 19, 1999, the Board of Directors of the Company (the "BOARD") approved the Merger Agreement and the transactions contemplated thereby and determined that the Merger and the Offer, taken together, are fair to, and in the best interests of, the Company and its stockholders. THE BOARD RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. A copy of a press release communicating such approval and recommendation is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

BACKGROUND OF THE MERGER AND THE OFFER.

    On April 23, 1997, the Company executed a letter agreement engaging Allen & Company Incorporated ("ALLEN") as its financial advisor. A summary of the terms and provisions of that letter agreement, including the terms of the engagement and fees payable to Allen upon consummation of the transactions contemplated by the Merger Agreement, are described below in Item 5. Allen prepared a list of prospects which included United Information Group Limited ("UIG"). A copy of the agreements with Allen are filed as Exhibit (c)(20) hereto.

    In late May 1997, Alain Tessier, the Chief Executive Officer of Mediamark Research Inc ("MRI"), a subsidiary of UIG, approached Dr. Dutka as to the possibility of some type of transaction between UIG and the Company. On June 2, 1997, Mr. Tessier and Graham Hill, the Chief Executive Officer of UIG, met with Dr. Dutka and Mr Bellows, at the offices of the Company to discuss UIG's interest in acquiring all of the outstanding common stock of the Company in a transaction which valued the Company at between $40 million and $60 million. On June 4, 1997, Mr. Hill sent an initial draft of a Confidentiality Letter and the Company furnished to UIG a "press kit" containing current SEC filings, press releases and investment analyst reports about the Company. On June 5, 1997, the Company and UIG signed the Confidentiality Letter.

    On June 27, 1997, Mr. Hill wrote to Mr. Bellows to indicate that based upon its initial review of the "press kit", UIG valued the Company at $50 million. On July 2, 1997, Mr. Bellows contacted Mr. Hill by telephone and informed him that such valuation was not acceptable to the Company and agreed to provide UIG with additional internal, non-public information with respect to the Company to assist in UIG's valuation process. In early July 1997, Mr. Bellows provided UIG with additional internal, non-public information on the Company as well as an analytical memorandum prepared by Allen.

    On July 18, 1997, Mr. Hill contacted Mr. Bellows by telephone and informed him that all of the data reviewed by UIG suggested a valuation of the Company at $50 million. Mr. Bellows reiterated to Mr. Hill that such a valuation was not acceptable to the Company. In August 1997, Mr. Hill contacted Mr. Bellows by telephone to request updated data on the Company in order for UIG to attempt to justify a higher valuation for the Company. On September 23, 1997, Mr. Bellows sent the updated data on the Company to UIG for its review.

    On September 25, 1997, Mr. Hill and Michael Spedding, the Finance Director of UIG, met with Messrs. Bellows, Ritter and Miller, who is also a Vice President and a Director of Allen, at the offices of the Company to discuss the updated data. Mr. Hill requested additional data from the Company and set forth UIG's review process and schedule which would ultimately include its review by Charles Gregson, the Executive Director of United News & Media plc (the sole stockholder of the Parent) ("UNITED NEWS").

    In early November 1997, Dr. Dutka and Lou Bender, the President of MRI met at the Company's offices to discuss the involvement Dr. Dutka might have with the Company in the event the proposed transaction were consummated.

    On November 14, 1997, Mr. Hill wrote to Dr. Dutka to indicate that UIG valued the Company at $55 million, subject to UIG's review of the Company's audited 1997 financial statements and further due diligence. On November 20, 1997, the Board of Directors of the Company met to review the proposed transaction and UIG's valuation of the Company and the Board of Directors voted to end further discussions with UIG.

    In early January 1998, Mr. Gregson met with Dr. Dutka at the Company's offices and reiterated UIG's continuing interest in acquiring all of the outstanding capital stock of the Company and agreed to reexamine UIG's November 1997 valuation of the Company. On January 14, 1998, Mr. Gregson contacted Dr. Dutka by telephone and suggested that UIG now valued the Company at $60 million. On January 15, 1998, Dr. Dutka expressed the Company's interest in considering the revised valuation, but urged that the transaction proceed on a more expeditious basis.

    On February 3, 1998, Mr. Gregson wrote to Dr. Dutka to confirm that UIG valued the Company at $60 million, to define the conditions that justified such a valuation and to set forth a process to close the transaction. During February and March 1998, the Company's updated financial statements for 1997 and additional operating and financial schedules and analyses were furnished to UIG by the Company.

    On April 21, 1998, Messrs. Bellows, Ritter, Klein, Miller, Hill, Spedding and Bender met at the Company's offices to review the Company's financial results for the first quarter of 1998. Mr. Hill requested additional analyses of the Company's financial prospects and Mr. Bellows agreed to provide such analyses. On April 23, 1998, Messrs. Bellows, Ritter, Klein, Miller, Hill, Spedding and Bender met at the Company's offices to review the special analyses and preliminary estimates of the Company's financial results for the remainder of 1998. On April 24, 1998, Messrs. Bellows, Ritter, Klein, Miller, Hill and Spedding met at the Company's offices to discuss UIG's reaction to the Company's lower than projected first quarter earnings for 1998 and the outlook for the remainder of 1998. Mr. Hill expressed to the Company that a valuation of $60 million could not be justified due to the lower than expected earnings for the first quarter of 1998. Mr. Bellows suggested that the Company develop additional analyses of its future performance, Mr. Hill agreed to review such additional analyses, which were delivered to UIG in mid-May 1998.

    On May 20, 1998, Messrs. Hill, Spedding, Bender and Matthew Kirby, Chief Financial Officer of UIG's affiliate, Bruskin/Goldring Research, Inc., met with Messrs. Bellows, Klein, Ritter and Miller at the Company's offices to place a final valuation on the Company based on the additional analyses provided to UIG. Mr. Hill suggested a possible transaction for $50 million, less the value of any outstanding employment agreements, vested stock options and any additional incentives necessary to retain key employees of the Company. This proposal was deemed unacceptable by the Company's representatives. By letter dated May 29, 1998 Mr. Hill reiterated UIG's offer to Mr. Miller and expressed UIG's hope that the Company would reconsider the transaction.

    On July 8, 1998, Mr. Ravitch contacted James Rose, the new Chief Executive Officer of UIG in London, and in meetings held that day at the Parent's offices in London Mr. Rose indicated to Mr. Ravitch that UIG was willing to enter into new negotiations concerning the acquisition of all of the capital stock of the Company. Mr. Ravitch informed Mr. Bellows of UIG's renewed interest in the transaction. Mr. Bellows suggested that Mr. Rose meet with him and Dr. Dutka in Berlin in mid-September to discuss the matter further.

    On September 14, 1998, Dr. Dutka and Mr. Bellows met Mr. Rose at the Adlon Hotel in Berlin. Mr. Rose indicated that, subject to the satisfaction of a number of matters and updated due diligence, the Parent would be prepared to proceed with a transaction which valued the Company at the equivalent of $3.43 per Share in cash ($45 million), which would exclude any deductions for the value of any outstanding employment agreements, vested stock options and any additional incentives necessary to retain key employees of the Company. The Company agreed to explore reopening negotiations on that basis.

    On September 23, 1998, Mr. Rose wrote to Mr. Bellows to outline the process for a final due diligence review of the Company. On October 6, 1998, Messrs. Bellows and Rose met in New York, where Mr. Bellows presented Mr. Rose with financial projections for the remainder of 1998 and they agreed to proceed with the transaction which valued the Company at the equivalent of $3.43 per Share in cash ($45 million) calculated as agreed at the meeting in Berlin. On October 9, 1998, at a meeting in New York attended by Messrs. Bellows, Ritter, Klein, Miller, Rose, Bender, Spedding and Kirby, as well as representatives of counsel to the Company and UIG and the independent auditors of the Company and UIG, the Company presented additional information and analysis to UIG. The parties and their counsel also discussed certain provisions that would be contained in the Merger Agreement and the Inducement Agreement.

    On November 2, 1998, Messrs. Bellows, Ritter, Klein, Miller, Rose, Spedding, Bender and Kirby met at the offices of the Company's counsel in New York, where the Company presented its financial projections for the fourth quarter of 1998 and for 1999 to UIG.

    The first draft of the Merger Agreement was distributed in early November 1998. Thereafter the parties and their counsel negotiated the terms of the Merger Agreement, the Inducement Agreement and the Employment Agreement Amendments.

    On November 5, 1998, Mr. Rose met separately with each of Dr. Dutka and Mr. Bellows in New York to discuss the involvement each of them might have with the Company in the event the proposed transaction were consummated.

    On November 6, 1998, the Company and UIG entered into a new Confidentiality Agreement and on November 14, 1998, the parties entered into an Exclusivity Period Letter Agreement. On November 24, 1998, Messrs. Bellows and Rose confirmed by telephone the closing schedule and the timing of each party's Board of Directors meeting, each scheduled for December 10, 1998. On November 25, 1998, Peter Andrews of the Company discussed the Company's Y2K compliance with consultants to UIG at the offices of the Company. On December 1, 1998, Messrs. Dutka and Rose met at the offices of the Company to discuss Dr. Dutka's future role in the Company.

    On the morning of December 9, 1998, Mr. Rose contacted Mr. Bellows by telephone and informed him that UIG was prepared to offer the equivalent of $3.05 per Share in cash ($40 million) and that such proposal would be presented to the Board of Directors of UIG on December 10, 1998. Mr. Bellows, after consultation with Dr. Dutka and Mr. Ravitch, contacted Mr. Rose by telephone later that morning and expressed the Company's position that it was only prepared to accept the $45 million in cash proposal, without deductions of any kind and would therefore cancel its Board of Directors meeting scheduled for December 10, 1998.

    On December 14, 1998, Messrs. Rose and Gregson met with Mr. Miller at the offices of Allen in New York, at which time Mr. Miller reiterated the Company's position of December 9, 1998. Later that day, Messrs. Rose, Gregson, Dutka, Bellows and Miller met to discuss certain tax issues that had arisen. UIG indicated that it was prepared to proceed with the transaction for the equivalent of $3.24 per Share in cash ($42.5 million) less any deduction for possible tax liabilities. UIG requested 48 hours to further examine the tax issue. On December 17, 1998, Messrs. Ritter and Bellows met with Arthur Gelber, a tax accountant retained by the Company, Richard Block, the Chief Financial Officer of United News' U.S. Head Office, and a representative of Arthur Andersen & Co. to discuss the Company's tax issues.

    On December 22, 1998, Messrs. Gregson and Spedding contacted Mr. Bellows by telephone and indicated that the Parent was prepared to proceed with the transaction at the equivalent of $3.18 per Share in cash ($41.75 million). Later that day, Mr. Bellows informed Mr. Gregson by telephone that such a valuation was unacceptable to the Company.

    On January 4, 1999, Mr. Gregson contacted Mr. Miller by telephone to inquire as to the status of the transaction and was informed by Mr. Miller that the transaction could not proceed at the $41.75 million proposal. Mr. Gregson requested that Mr. Miller contact the Company to ascertain its willingness to proceed with the transaction. On January 5, Mr. Miller contacted Dr. Dutka and Mr. Bellows by telephone, who advised Mr. Miller that the Company was willing to enter into the transaction at the equivalent of $3.24 per Share in cash ($42.5 million), with no allowance for deductions of any kind. Mr. Miller advised Mr. Gregson of the Company's position.

    On January 6, 1999, Mr. Miller contacted Dr. Dutka by telephone and advised him that UIG had revised its offer to the equivalent of $3.22 per Share in cash ($42.25 million). Dr. Dutka informed Mr. Miller that the Company would not accept such a valuation. On January 8, 1999, John Botts, a non-executive Director of United News, contacted Mr. Miller by telephone and informed Mr. Miller that UIG would enter into the transaction for the equivalent of $3.24 per Share in cash ($42.5 million). Mr. Miller contacted Mr. Gregson by telephone to confirm such offer, without allowance for deductions of any kind, subject to the approval of their respective boards and the mutually satisfactory negotiation of the remaining terms and conditions of the Merger Agreement and the Inducement Agreement.

    On January 14, 1999, Allen delivered its written opinion to the Board of Directors of the Company to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $3.24 per Share to be received by holders of Shares in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. A copy of Allen's letter is filed as Exhibit (a)(1) hereto, attached as Annex II to this Statement and incorporated by reference herein. The Board reviewed the letter as well as the principal terms of the Offer and Merger at a meeting held on such date.

    On January 19, 1999, the Board of Directors of the Company met and (i) approved the Merger Agreement and the transactions contemplated thereby and authorized the execution and delivery thereof, (ii) determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders, and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares to the Purchaser.

    On January 19, 1999, the Purchaser, the Parent and the Company executed the Merger Agreement. On January 19, 1999, the Parent, the Purchaser and the Company separately announced the transaction.

REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    In determining that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders and recommending and approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

    (i) the presentation by Allen at the January 14, 1999 Board of Directors' meeting and the opinion of Allen to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $3.24 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to the public stockholders of the Company. The full text of Allen's written opinion, which sets forth the assumptions made, matters considered and limitation on the review undertaken by Allen is attached hereto as Annex II and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF ALLEN CAREFULLY IN ITS ENTIRETY;

    (ii) the proposed structure of the Offer and the Merger involves an immediate cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash for their Shares at the earliest possible time;

    (iii) the terms and conditions of the Merger Agreement, including the fact that the obligations of the Parent and the Purchaser to consummate the Offer and the Merger are not conditioned on financing;

    (iv) the historical market prices of the Company's Common Stock, particularly that the $3.24 per Share to be paid in the Offer and as the consideration in the Merger will enable stockholders of the Company to realize a premium of approximately 32.9% over the $2.438 closing sale price for the Shares on the American Stock Exchange on January 15, 1999, the last trading day prior to the public announcement of the execution of the Merger Agreement, a premium of approximately 44% over the $2.25 closing sale price for the Shares on the American Stock Exchange on December 18, 1998, and a premium of approximately 20.6% over the $2.688 closing sale price for the Shares on the American Stock Exchange on July 7, 1998, the day before Mr. Ravitch met Mr. Rose in London and renewed the discussions with UIG concerning an acquisition of the Company.

    (v) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal; upon such termination, the Company will pay the

Purchaser a fee of $1,250,000 plus reimbursement, in an amount not to exceed $500,000, of the reasonable out of pocket expenses of the Purchaser and the Parent (representing, in the aggregate, a maximum of approximately 4% of the total value of the consideration to be paid in the Offer and the Merger) and, based upon the advice of Allen that such termination provision was within acceptable ranges for termination fees in transactions of this type;

    (vi) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company, based, in part, upon Allen's presentations to the Board and upon discussions with management, including the prospects of the Company if it were to remain independent;

    (vii) the fact that Dr. Solomon Dutka, founder and Chief Executive Officer of the Company, and Carl Ravitch, Executive Vice President--Marketing of the Company, are in favor of the Offer and the Merger, agreed to tender their Shares in the Offer, to grant the Purchaser an option to purchase Shares beneficially owned by them at $3.24 per Share, and to forego additional consideration that may be payable upon consummation of a Superior Proposal in order to provide stockholders with the opportunity to realize the $3.24 per Share in the Offer and the Merger; and

    (viii) the compatibility of the business of the Purchaser's affiliates and the Company and the potential efficiencies and synergies expected to be realized by combining the operations of the Purchaser's affiliates and the Company.

    The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

    The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits, if any, of the Company. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Allen was retained by the Company as the Company's agent for the purpose of reviewing and evaluating (i) the Company's financial condition and historical and projected results, (ii) the Company's current operations and business prospects, and (iii) the current condition of the industry, as well as any recent trends, and the Company's competitive position therein, all with a view toward assisting the Company in evaluating alternatives to maximize shareholder value. Allen has rendered its opinion that the transactions contemplated by the Merger Agreement are fair, from a financial point of view, to the stockholders of the Company. Allen received a fee of $100,000 in connection with its retention. Under the terms of its engagement letter with the Company, Allen is entitled to receive an additional fee of $438,720 upon consummation of the transactions contemplated by the Merger Agreement.

    Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the best of the Company's knowledge, during the last 60 days, none of the Company nor any of its executive officers, directors, affiliates or Subsidiaries have effected any transactions in shares of Common Stock.

    (b) To the best of the Company's knowledge, each of its executive officers, directors, affiliates and Subsidiaries intend to tender, pursuant to the Offer, the shares of Common Stock owned of record and beneficially by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT             COMPANY

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the tender offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any Subsidiary of the Company;
       (ii) a purchase, sale or transfer of a material amount of assets by the Company or any Subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) None

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company, other than at a meeting of the Company's stockholders, following the purchase by the Purchaser of the number of Shares pursuant to the Offer as would entitle the Purchaser to make such designation.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------
    (a)(1)   Opinion of Allen & Company Incorporated dated January 14, 1999.*

    (a)(2)   Press Release of the Company dated January 19, 1999.

    (a)(3)   Letter to stockholders of the Company from Dr. Solomon Dutka, Chairman of the Board of the Company.*

       (b)   none.

    (c)(1)   Merger Agreement among the Purchaser, the Parent and the Company dated January 19, 1999.

    (c)(2)   Inducement Agreement among the Purchaser, Solomon Dutka and Carl Ravitch dated January 19, 1999.

    (c)(3)   Employment Agreement between the Company and Solomon Dutka, dated March 24, 1995. Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q/A for the quarter ended March 31,
             1995.

    (c)(4)   Amendment dated March 25, 1997 to Employment Agreement between the Company and Solomon Dutka dated
             March 24, 1995. Incorporated by reference to Exhibit 10.14 to the Company's Report on Form 10-Q for
             the quarter ended June 30, 1997.

    (c)(5)   Employment agreement between the Company and H. Arthur Bellows, Jr., dated March 24, 1995.
             Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q/A for the quarter ended March 31, 1995.

    (c)(6)   Amendment dated March 25, 1997 to Employment Agreement between the Company and H. Arthur Bellows, Jr.
             dated March 24, 1995. Incorporated by reference to Exhibit 10.15 to the Company's Report on Form 10-Q
             for the quarter ended June 30, 1997.

EXHIBIT NO.                                         DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------
    (c)(7)   Amendment dated June 30, 1997 to Employment Agreement between the Company and H. Arthur Bellows, Jr.
             dated March 24, 1995. Incorporated by reference to Exhibit 10.17 to the Company's Report on Form 10-Q
             for the quarter ended June 30, 1997.

    (c)(8)   Employment Agreement between the Company and Carl Ravitch, dated March 24, 1995. Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q/A for the quarter ended March 31,
             1995.

    (c)(9)   Amendment dated March 25, 1997 to Employment Agreement between the Company and Carl Ravitch dated
             March 24, 1995. Incorporated by reference to Exhibit 10.16 to the Company's Report on Form 10-Q for
             the quarter ended June 30, 1997.

   (c)(10)   Amendment dated June 30, 1997 to Employment Agreement between the Company and Carl Ravitch dated
             March 24, 1995. Incorporated by reference to Exhibit 10.18 to the Company's Report on Form 10-Q for
             the quarter ended June 30, 1997.

   (c)(11)   Amendment dated October 1, 1997 to Employment Agreement between the Company and Carl Ravitch dated
             March 24, 1995. Incorporated by reference to Exhibit 10.16 to the Company's Report on Form 10-K for
             the year ended December 31, 1997.

   (c)(12)   Employment Agreement between the Company and Joel S. Klein, dated October 1, 1997. Incorporated by reference to Exhibit 10.06 to the Company's Report on Form 10-K for the year ended December 31, 1997.

   (c)(13)   Employment Agreement between the Company and Alan J. Ritter, dated September 13, 1995. Incorporated by reference to Exhibit 10 to the Company's Report on Form 10-Q for the quarter ended September 30,
             1995.

   (c)(14)   Amendment dated June 30, 1997 to Employment Agreement between the Company and Alan J. Ritter dated
             September 13, 1995. Incorporated by reference to Exhibit 10.19 to the Company's Report on Form 10-Q
             for the quarter ended June 30, 1997.

   (c)(15)   Amendment No. 2 to Employment Agreement with Solomon Dutka dated January 19, 1999.

   (c)(16)   Employment Agreement with H. Arthur Bellows Jr. dated January 19, 1999.

   (c)(17)   Amendment No. 3 to Employment Agreement with Carl Ravitch dated January 19, 1999.

   (c)(18)   Amendment No. 1 to Employment Agreement with Joel S. Klein dated January 19, 1999.

   (c)(19)   Amendment No. 2 to Employment Agreement with Alan J. Ritter dated January 19, 1999.

   (c)(20)   Letter Agreements dated April 23, 1997 between the Company and Allen & Company Incorporated.

------------------------

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 1999         AUDITS & SURVEYS WORLDWIDE, INC.

                                By:  /s/ SOLOMON DUTKA
                                     -----------------------------------------
                                     Name: Solomon Dutka
                                     Title: Chairman of the Board

                                                                         ANNEX I

                         AUDITS AND SURVEYS WORLDWIDE, INC.
                           650 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10011
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

    This Information Statement, which is being mailed on or about January 26, 1999 to the holders of shares of the Common Stock, $.01 par value per share (the "COMMON STOCK"), of Audits & Surveys Worldwide, Inc., a Delaware corporation (the "COMPANY"), is being furnished in connection with the designation by United Information Acquisition Corp. (the "PURCHASER"), of persons (the "PURCHASER DESIGNEES") to the Board of Directors of the Company (the "BOARD"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of January 19, 1999 (the "MERGER AGREEMENT") among the Company, the Parent and United News & Media Group Limited (the "PARENT"). Pursuant to the Merger Agreement, among other things, the Purchaser is to commence a cash tender offer no later than January 26, 1999 to purchase all of the issued and outstanding shares of Common Stock (the "SHARES") at $3.24 per share, net to the seller in cash as described in the Purchaser's Offer to Purchase dated January 26, 1999 (the "OFFER TO PURCHASE") and the related Letter of Transmittal, which Offer to Purchaser and related Letter of Transmittal together constitute the "OFFER". The Offer expires 12:00 midnight, New York City time, on February 25, 1999, unless extended. The Offer is conditioned upon, among other things, at least a majority of the outstanding shares of Common Stock on a fully diluted basis (the "MINIMUM NUMBER OF SHARES") being validly tendered prior to the expiration of the Offer and not withdrawn. The Merger Agreement also provides for the merger (the "MERGER") of the Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "EFFECTIVE TIME"), the Company will be the surviving corporation (the "SURVIVING CORPORATION") and a wholly-owned subsidiary of United Information Group, Inc., the sole stockholder of the Purchaser. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held by the Parent, the Purchaser or any affiliate of the Parent, or in the treasury of the Company or by any subsidiary of the Company, all of which will be canceled, and other than shares of Common Stock, if any, held by stockholders who have perfected rights as objecting stockholders under Delaware law) will be converted into the right to receive in cash an amount equal to the highest price paid per share pursuant to the Offer, without interest (the "MERGER CONSIDERATION").

    Promptly upon the purchase by the Purchaser of all Shares subject to the Inducement Agreement among the Purchaser, Solomon Dutka and Carl Ravitch pursuant to which Dr. Dutka and Mr. Ravitch have agreed, among other things, to tender all of their Shares, which equal approximately 48.7% of the outstanding Shares of the Company, or any Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by the Purchaser, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give the Purchaser, subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT"), representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage obtained by dividing (a) the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) by (b) the number of Shares outstanding (excluding Shares held by the Company). At such times, if requested by the Purchaser, the Company will also cause each committee of the Board to include persons designated by the Purchaser constituting the same percentage of each such committee as the Purchaser Designees are of the Board. The Company shall, upon request by the Purchaser, promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board and shall cause the Purchaser Designees to be so elected; PROVIDED, HOWEVER, that, in the event that the Purchaser's designees are appointed or elected to the Board, until the Effective Time the Board shall have at least one director who is a director on the date of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate (within the meaning of the Federal securities laws) of the Purchaser (one or more of such directors, the "INDEPENDENT DIRECTORS"); PROVIDED FURTHER, that if no Independent Directors remain, the other directors shall designate one person to fill one of the vacancies who shall not be either an officer of the Company or a designee, shareholder, affiliate or associate of the Purchaser, and such person shall be deemed to be an Independent Director for purposes of the Merger Agreement.

    The Merger Agreement provides that, subject to applicable law, the Company shall take all actions requested by the Parent necessary to effect any such election, including mailing to its stockholders this Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder by the Securities and Exchange Commission (the "COMMISSION").

    The Merger Agreement also provides that following the approval of the Merger Agreement by the stockholders of the Company, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the Independent Directors.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "SCHEDULE 14D-9") with respect to the Offer, copies of which are being delivered to stockholders contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Commission as exhibits to the Tender Offer Statement on Schedule 14D-1 (the "SCHEDULE 14D-1") of the Purchaser and as exhibits to the Schedule 14D-9. The exhibits to Schedule 14D-1 and the Schedule 14D-9 may be examined and copies thereof may be obtained from the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 8 of the Offer to Purchase.

    No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of Exchange Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Purchaser and the Parent are located at Two World Trade Center, Suite 5550, New York, New York 10048.

                               VOTING SECURITIES

GENERAL

    As of January 19, 1999 there were issued and outstanding 13,116,136 shares of Common Stock. Each share of Common Stock outstanding on the Record Date is entitled to one vote. There are no other classes of voting securities.

PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of January 19, 1999, information with respect to the beneficial ownership of the Company's Common Stock by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock.

                                                                                                      APPROXIMATE
                                                                         AMOUNT AND NATURE             PERCENTAGE
  NAME AND ADDRESS                                                         OF BENEFICIAL                   OF
  OF BENEFICIAL OWNER                                                      OWNERSHIP (1)                 CLASS
--------------------------------------------------------------  ------------------------------------  ------------
Solomon Dutka.................................................                 5,192,418(2)                39.44%
  2600 Netherland Avenue
  Riverdale, New York 10463

Carl Ravitch..................................................                 1,548,713                   11.79%
  2602 Woodsview Drive
  Bensalem, Pennsylvania 19020

Marilyn Roshwalb..............................................                   707,364(3)                 5.39%
  9 Sycamore Drive
  Great Neck, New York 11024

H. Arthur Bellows, Jr.........................................                   680,570(4)                 5.17%

  15 Upper Cross Road
  Greenwich, Connecticut 06831

------------------------

(1) Unless otherwise indicated, each person has sole voting and investment power with respect to such shares. For purposes of this table, a person is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days of January 19, 1999. For purposes of computing the percent of outstanding shares held by each person named above as of a given date, any shares which such person has the right to so acquire are deemed to be outstanding, but are not deemed to be outstanding for purpose of computing the percentage owned by any other person. Includes options to purchase the Company's common stock which are currently exercisable as follows: Messrs. Dutka 50,000; Ravitch 20,000 and Bellows 36,667.

(2) Includes an aggregate of 281,513 shares of Common Stock held in a trust for the benefit of Dr. Dutka's wife, as to which shares Dr. Dutka disclaims beneficial ownership.

(3) Includes an aggregate of 400,000 shares held by the Irving Roshwalb Trust of which Marilyn Roshwalb is a trustee and sole beneficiary.

(4) Includes 76,200 shares owned by Mr. Bellows' wife and children, as to which shares Mr. Bellows disclaims beneficial ownership.

    The following table sets forth information as at January 19, 1999, with respect to the holdings of Common Stock of the Company of each Named Executive Officer (as defined on page A-7) and all executive officers and directors of the Company as a group:

                                                                                                     APPROXIMATE
                                                                                 AMOUNT AND NATURE    PERCENTAGE
                                                                                   OF BENEFICIAL          OF
NAME                                                                               OWNERSHIP (1)        CLASS
-------------------------------------------------------------------------------  ------------------  ------------
Solomon Dutka..................................................................        5,192,418(2)       39.44%

Carl Ravitch...................................................................        1,548,713          11.79%

H. Arthur Bellows, Jr..........................................................          680,570(3)        5.17%

Joel S. Klein..................................................................          203,537           1.55%

Alan J. Ritter.................................................................           18,927(4)            *

All directors and executive officers as a group (12 persons)...................        7,746,542(5)       57.98%

------------------------

*   Less than 1%.

(1) Unless otherwise indicated, each person or group has sole voting and investment power with respect to such shares. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person or group has the right to acquire within 60 days of January 19, 1999. For purposes of computing the percent of outstanding shares held by each person or group named above as of a given date, any shares which such person or group has the right to so acquire are deemed to be outstanding, but are not deemed to be outstanding for purpose of computing the percentage owned by any other person or group. Includes options to purchase the Company's common stock which are currently exercisable as follows: Messrs. Dutka 50,000; Ravitch 20,000; Bellows 36,667; Klein 41,667 and Ritter 11,667; all directors and executive officers as a group 245,002.

(2) Includes an aggregate of 281,513 shares of Common Stock held in a trust for the benefit of Dr. Dutka's wife, as to which shares Dr. Dutka disclaims beneficial ownership.

(3) Includes 76,200 shares owned by Mr. Bellows, wife and children, as to which shares Mr. Bellows disclaims beneficial ownership.

(4) Includes 7,260 shares owned by Mr. Ritter's children, as to which shares Mr. Ritter disclaims beneficial ownership.

(5) Includes 367,629 shares owned by wives, children and trusts for their benefit of officers or directors of the Company, as to which shares such officers and directors disclaim beneficial ownership.

                                   DIRECTORS

THE PURCHASER DESIGNEES

    As of the date of this Information Statement, the Parent has not determined who it will designate as directors of the Company. However, the Purchaser Designees shall be selected from the executive officers and directors of Group, Inc. or the Purchaser. Certain information regarding such persons is contained in Schedule I annexed hereto. None of such persons is a director of, or holds any position with, the Company or owns any Common Stock.

CONTINUING DIRECTORS

    The Company anticipates that Dr. Dutka will be the only director of the Company who will be continuing after the Effective Time.

                                                                             HAS                       SHARES
                                                                           SERVED                    BENEFICIALLY
                                  PRINCIPAL OCCUPATION AND                  AS A                        OWNED     APPROXIMATE
                                  OTHER DIRECTORSHIPS WITH                DIRECTOR        TERM       JANUARY 19,   PERCENT OF
NAME                                  PUBLIC COMPANIES          AGE         SINCE      EXPIRES IN       1999         CLASS
--------------------------------  ------------------------      ---      -----------  -------------  -----------  ------------
Solomon Dutka...................  Chairman and Chief                75         1995          4/00     5,192,418        39.44%
                                  Executive Officer of the
                                  Company

CERTAIN INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

    During the year ended December 31, 1998, the Board held four meetings. During 1998, each director attended at least 75% of the total number of meetings of the Board and each Committee on which he served, except Joseph Plummer and Brian G. Dyson.

    The Board has established certain Committees to assist it in the discharge of its responsibilities. The following table identifies the current members of the committees.

                                                                                               COMPENSATION
                                                                                                 AND STOCK
                                                                 EXECUTIVE        AUDIT           OPTION          NOMINATING
                                                                 COMMITTEE      COMMITTEE        COMMITTEE         COMMITTEE
                                                               -------------  -------------  -----------------  ---------------
Solomon Dutka................................................            X                                                 X

H. Arthur Bellows, Jr........................................            X                                                 X

Carl Ravitch.................................................            X

Charles E. Bradley...........................................                           X                X

Brian G. Dyson...............................................                                            X                 X

Matthew Goldstein............................................                           X                X                 X

Robert C. Miller.............................................                           X

William Newman...............................................                           X                X                 X

William A. Zebedee...........................................                           X

    The Executive Committee exercises the power of the Board during intervals between Board meetings and acts as an advisory body to the Board by reviewing various matters prior to their submission to the Board. The Executive Committee did not hold any formal meetings during 1998, however, its members met informally from time to time.

    The Audit Committee recommends engagement of the independent auditors, reviews the arrangement and scope of the audit and reviews internal accounting procedures and controls with the independent auditors and the Company's financial and accounting staff. The Audit Committee held two meetings during 1998; in addition, its members met informally from time to time.

    The Compensation and Stock Option Committee (the "COMPENSATION COMMITTEE") reviews and makes recommendations regarding salaries, compensation and benefits to be paid to officers and key employees of the Company as well as reviewing and making recommendations regarding the benefit programs of the Company as a whole. In addition, the Compensation Committee reviews and makes recommendations regarding stock options to be granted to employees, directors and consultants. The Compensation Committee did not hold any formal meetings during 1998, however, its members met informally from time to time.

    The Nominating Committee considers and nominates persons for election to the Board. The Nominating Committee did not hold any formal meetings during 1998, however, its members met informally from time to time.

SECTION 16(A) REPORTING

    Based solely on a review of the copies of the reports furnished to the Company, or written representations that no reports were required, the Company believes that all reports required to be filed by officers and directors with respect to the Company's fiscal year ended December 31, 1997 were timely made, except that Messrs. Sol Young (then a director) and William A. Zebedee each failed to timely file an Annual Statement of Beneficial Ownership of Securities on Form 5 with regard to one transaction, a stock option grant. Such late reports have been filed.

                        COMPENSATION AND RELATED MATTERS

SUMMARY OF CASH AND CERTAIN OTHER INFORMATION

    The following table sets forth information concerning annual and long-term compensation, paid or accrued, for the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "NAMED EXECUTIVE OFFICERS") for services in all capacities to the Company and its subsidiaries and their respective predecessors during the three fiscal years ended December 31, 1997.

                                                                                                  LONG-TERM
                                                                                                COMPENSATION
                                                          ANNUAL COMPENSATION (1)               -------------
                                              ------------------------------------------------    NUMBER OF
                                                                                 OTHER ANNUAL    SECURITIES      ALL OTHER
                                                                                 COMPENSATION    UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                     YEAR       SALARY      BONUS          (2)          OPTIONS     (3)(4)(5)(6)
--------------------------------------------  ---------  ----------  ----------  -------------  -------------  -------------
Solomon Dutka...............................       1997  $  386,346  -- 150,000           --             --     $    10,535
  Chairman of the Board of Directors and           1996  $  350,000  $                    --         50,000     $     3,391
  Chief Executive Officer                          1995  $  350,000          --           --             --     $     2,861

H. Arthur Bellows, Jr.......................       1997  $  336,646  -- 120,000    -- 45,187         50,000     $    23,204
  President--Chief Operating Officer               1996  $  300,000  $             --                20,000     $     3,254
                                                   1995  $  301,250          --    $                     --     $   545,000

Carl Ravitch................................       1997  $  286,346  -- 100,000           --             --     $     4,426
  Executive Vice President--Marketing              1996  $  250,000  $                    --         20,000     $     3,358
                                                   1995  $  250,000          --           --             --     $     2,834

Joel S. Klein...............................       1997  $  225,000  --  75,000           --         50,000     $     4,426
  Executive Vice President-- Operations and        1996  $  203,846  $                    --         25,000     $     3,373
  Secretary                                        1995  $  125,000          --           --             --     $     2,845

Alan J. Ritter..............................       1997  $  151,539  --  40,000    --  4,711          5,000     $     4,285
  Senior Vice President, Treasurer and Chief       1996  $  120,000  $             --                10,000     $     3,253
  Financial Officer                                1995  $  111,333          --    $                     --              --

------------------------

(1) In 1995, 1996 and 1997 none of the Named Executive Officers received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of the total of his salary and bonus for that year, as reported in this table.

(2) The amounts shown include premiums for whole life insurance and medical reimbursement insurance paid for 1995 on behalf of Messrs. Bellows and Ritter.

(3) Includes contributions to the Named Executive Officer's account under a 401(k) plan as follows: Dr. Dutka-$2,400 (1997), $750 (1996) and $1,278
    (1995); Mr. Bellows-$2,400 (1997) and $750 (1996); Mr. Ravitch-$2,400
    (1997), $750 (1996) and $1,271 (1995); Mr. Klein-$2,400 (1997), $750 (1996)
    and $1,274 (1995); Mr. Ritter-$2,273 (1997) and $750 (1996).

(4) Includes personal transportation in 1997 for Dr. Dutka of $6,109 and Mr. Bellows of $18,792.

(5) Includes annual cash remuneration given to all employees in varying amounts under a year-end holiday point system as follows: Dr. Dutka-$2,026 (1997), $2,641 (1996) and $1,583 (1995); Mr. Bellows-$2,012 (1997) and $2,504
    (1996); Mr. Ravitch-$2,026 (1997), $2,608 (1996) and $1,563 (1995); Mr.
    Klein-$2,026 (1997), $2,623 (1996) and $1,571 (1995); Mr. Ritter-$2,012
    (1997) and $2,503 (1996).

(6) In 1995 Mr. Bellows received a payment of $545,000 from a predecessor in connection with the termination of his employment agreement which gave him the right to receive both a lump sump payment of $915,000 and certain insurance coverage estimated to aggregate an additional $75,000 in payments.

STOCK OPTIONS

    The following table sets forth information as to all grants of options to the Named Executive Officers during 1997.

                                                 OPTION GRANTS IN 1997(1)                       POTENTIAL REALIZABLE
                                                     INDIVIDUAL GRANTS                            VALUE AT ASSUMED
                                           -------------------------------------                ANNUAL RATES OF STOCK
                                            NUMBER OF   % OF TOTAL                               PRICE APPRECIATION
                                           SECURITIES     OPTIONS                                        FOR
                                           UNDERLYING   GRANTED TO                                 OPTION TERM(2)
                                             OPTIONS     EMPLOYEES    EXERCISE     EXPIRATION   ---------------------
NAME                                       GRANTED(3)     IN 1997       PRICE         DATE        AT 5%      AT 10%
-----------------------------------------  -----------  -----------  -----------  ------------  ---------  ----------

Solomon Dutka............................      --           --           --            --          --          --

H. Arthur Bellows, Jr....................      50,000        14.90%   $    2.75     11/19/2007  $  86,500  $  219,000

Carl Ravitch.............................      --           --           --            --          --          --

Joel S. Klein............................      50,000        14.90%   $    2.75     11/19/2007  $  86,500  $  219,000

Alan J. Ritter...........................       5,000         1.49%   $    2.75     11/19/2007  $   8,650  $   21,900

------------------------

(1) The Company did not grant any stock appreciation rights during 1997.

(2) The dollar amounts set forth under these columns are the result of calculations at the 5% and 10% rates established by the Commission and are not intended to forecast future appreciation of the Company's stock price. The Company did not use an alternative formula for a grant date valuation as it is unaware of any formula which would determine with reasonable accuracy a present value based upon future unknown factors. In order to realize the potential values set forth under the columns headed "At 5%" and "At 10%", the price per share of the Company's Common Stock at the end of the ten year option term would be $4.48 and $7.13, respectively.

(3) The option was awarded at the fair market value of the Company's Common Stock at November 20, 1997, the date of the award, and becomes exercisable in cumulative annual installments of 33 1/3% per year on each of the first three anniversaries of the grant date. The option is exercisable over a ten year period.

    The following table sets forth information with respect to the exercise of stock options by the Named Executive Officers during 1997 and unexercised options held by them on December 31, 1997.

                      AGGREGATED OPTION EXERCISES IN 1997
                    AND DECEMBER 31, 1997 OPTION VALUES (1)

                                                                                 NUMBER OF SECURITIES
                                                                                      UNDERLYING             VALUE OF UNEXERCISED
                                                   SHARES                       UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS
                                                  ACQUIRED                        DECEMBER 31, 1997        AT DECEMBER 31, 1997(2)
                                                     ON            VALUE      --------------------------  --------------------------
                                                  EXERCISE       REALIZED     EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
                                                -------------  -------------  -----------  -------------  -----------  -------------
Solomon Dutka.................................       --             --            16,667        33,333     $  12,500    $    25,000

H. Arthur Bellows, Jr.........................       --             --             6,667        63,333     $   5,000    $    10,000

Carl Ravitch..................................       --             --             6,667        13,333     $   5,000    $    10,000

Joel S. Klein.................................       --             --             8,333        66,667     $   6,250    $    12,500

Alan J. Ritter................................       --             --             3,333        11,667     $   2,500    $     5,000

------------------------

(1) There were no stock appreciation right exercises during 1997 and no such rights were outstanding at December 31, 1997.

(2) The closing price of the Company's Common Stock as reported on the American Stock Exchange on December 31, 1997 was $2.75 per share. Value is calculated by multiplying (a) the difference between the closing price and the option price by (b) the number of shares of Common Stock underlying the option.

RETIREMENT AND OTHER BENEFIT PLANS

    Until December 31, 1996 the Company maintained a retirement plan covering only the former employees of The Triangle Corporation (the "TRIANGLE PLAN"). Messrs. Bellows and Ritter were participants in the Triangle Plan. Effective January 1, 1997, the Triangle Plan was amended to, among other things, (i) change the name of the plan to the Audits & Surveys Worldwide, Inc. Account Balance Retirement Plan, (ii) include all employees of the Company completing one year of service and (iii) establish participant accounts which shall be credited each year with an amount equal to one and one half percent of the participant's plan compensation (as defined) and interest on the account balance at the rate applicable to 30 year U.S. Treasury securities.

    As of December 31, 1997, accounts for each of Dr. Dutka and Messrs. Ravitch and Klein had been credited with an initial contribution of $2,400 (1 1/2% of $160,000, the maximum allowable compensation). Accounts were established as of January 1, 1997 for Mr. Bellows of $483,791 and Mr. Ritter of $127,140 based on the lump-sum present value of the calculated benefits due to each of them pursuant to the Triangle Plan. Mr. Bellows' and Mr. Ritter's account balances as of December 31, 1997 were $520,202 and $138,351, respectively.

DIRECTOR COMPENSATION

    Each director who is not an employee of the Company receives an annual retainer of $12,000 plus $1,000 for each Board meeting attended, $1,000 for each committee meeting attended and $400 for each telephonic meeting attended. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings or other Company business.

EMPLOYMENT CONTRACTS, TERMINATION, SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

    The Company has entered into employment agreements with each of its Named Executive Officers. The employment agreement with Dr. Dutka, as amended on March 25, 1997, provides that he will be employed through March 24, 2002 at a salary of $400,000 per annum. At any time after March 1998, Dr. Dutka may elect to terminate his status as a full-time employee and become a consultant to the Company for the balance of the term of his employment agreement. In such event, Dr. Dutka would receive a consulting fee for his services in an amount equal to $200,000 per annum.

    The Company's employment agreements with Messrs. Bellows and Ravitch, as amended on March 25, 1997 and June 30, 1997, provide that they will be employed through March 24, 2002 at annual salaries of $350,000 and $300,000, respectively. Mr. Klein's employment agreement with the Company provides for his employment through March 31, 2002 at a salary of $225,000 per annum. Mr. Ritter's employment agreement with the Company, as amended on June 30, 1997, provides for his employment through September 2002 at a salary of $160,000 per annum.

    The Company has entered into a new agreement with Mr. Bellows and amendments to the employment agreements with Messrs Dutka, Ravitch, Klein and Ritter as described in "Employment Agreements and Amendments" in Item 3 of the Schedule 14D-9.

TRANSACTIONS WITH RELATED PARTIES

    Allen & Company Incorporated provided certain financial advisory services to the Company in 1997 and was paid a fee of $100,000 for such services. Robert C. Miller, a director of the Company, is a Vice President and Director of Allen & Company Incorporated. See Item 5 of Schedule 14D-9 for additional information as to services performed by Allen & Company Incorporated in connection with the Merger and the fee to be paid to it therefor.

    NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE COMPANY'S PREVIOUS FILINGS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THAT MIGHT INCORPORATE FUTURE FILINGS, INCLUDING THIS INFORMATION STATEMENT, IN WHOLE OR IN PART, THE FOLLOWING REPORT AND THE PERFORMANCE GRAPH ON PAGE A-12 SHALL NOT BE INCORPORATED BY REFERENCE IN ANY SUCH FILINGS.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee makes all decisions relating to the compensation and granting of stock options for the executive officers of the Company. It is the philosophy of the Compensation Committee that compensation of executive officers should be closely aligned with the financial performance of the Company. This is particularly true since each of the Named Executive Officers has an employment agreement with the Company. Accordingly, benefits are provided through stock option incentives and bonuses which are generally consistent with the goal of coordinating the rewards to management with a maximization of stockholder return. In reviewing Company performance, consideration is given to the Company's earnings. Also taken into account are external economic factors that affect results of operations. An attempt is also made to maintain compensation within the range of that afforded like executive officers at companies whose size and business is comparable to that of the Company. In order to provide incentives to executive officers of the Company, from time to time in 1997 the Committee granted options to purchase 105,000 shares of stock to executive officers. Based on the Company's 1997 operating performance, financial results and condition, no bonuses were granted to the executive officers by the Compensation Committee.

CEO COMPENSATION

    In the case of the Chief Executive Officer, the Compensation Committee evaluates the Company's mid and long range strategic planning and its implementation as well as the considerations impacting the compensation of executive officers generally which are described above. Based on the Company's 1997 operating performance, financial results and condition, no stock options or bonus were granted to Dr. Dutka by the Compensation Committee.

    The foregoing report is approved by all members of the Compensation
Committee.

                             Compensation Committee
                               Charles E. Bradley
                                 Brian G. Dyson
                               Matthew Goldstein
                                 William Newman

PERFORMANCE GRAPH

    Set forth below is a graph comparing the yearly change in the cumulative stockholder return on the Company's Common Stock, the Amex Market Value Index, a peer group selected by the Company and the NASDAQ 100 Index. The graph assumes $100 invested on December 31, 1992 in the Common Stock of The Triangle Corporation (as the Company was then known) and in each of the indices and that all dividends on stocks included in the two indices and in the stock of the peer group were reinvested. The peer group consists of the Company and five other companies in the market research industry: Market Facts, Inc., M/A/R/C, Inc., NFO Research, Inc., Opinion Research Corporation and Total Research Corporation during the period that their stock was publicly traded. The returns of each component company in the peer group have been weighted based on such company's relative market capitalization. The stockholder return shown on the graph below is not necessarily indicative of future performance.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

COMPARISON OF CUMULATIVE TOTAL RETURNS

                                        Audits & Surveys Worldwide Inc.    Peer Group    Amex Market Value   Nasdaq 100 Index
12/31/92                                                           $100          $100                 $100               $100
12/31/93                                                            $41          $118                 $120               $120
12/31/94                                                           $179          $137                 $109               $132
12/31/95                                                            $90          $211                 $137               $199
12/31/96                                                           $168          $290                 $146               $293
12/31/97                                                           $154          $416                 $171               $361

               COMPARISON OF CUMULATIVE TOTAL SHAREHOLDER RETURNS

                                                                  12/31/92     12/31/93     12/31/94     12/31/95     12/31/96
                                                                 -----------  -----------  -----------  -----------  -----------
Audits & Surveys Worldwide, Inc................................   $     100    $      41    $     179    $      90    $     168
Peer Group.....................................................   $     100    $     118    $     137    $     211    $     290
Amex Market Value Index........................................   $     100    $     120    $     109    $     137    $     146
NASDAQ 100 Index...............................................   $     100    $     120    $     132    $     199    $     293

                                                                  12/31/97
                                                                 -----------
Audits & Surveys Worldwide, Inc................................   $     154
Peer Group.....................................................   $     416
Amex Market Value Index........................................   $     171
NASDAQ 100 Index...............................................   $     361

                                                                      SCHEDULE I

                      UNITED INFORMATION ACQUISITION CORP.
                                JANUARY 26, 1999
                                   SCHEDULE 1
                DIRECTORS AND EXECUTIVE OFFICERS OF GROUP, INC.

    1. DIRECTORS AND EXECUTIVE OFFICERS OF GROUP, INC. The following table sets forth the name, current business address, citizenship and present principal occupation or employment and material occupations and positions, offices or employments and business addresses thereof for the past five years, of each member of the Board of Directors and each executive officer Group, Inc. Unless otherwise indicated, each such person (i) has held his principal occupation for the past five years, (ii) has as his or its current business address, Ludgate House, 245 Blackfriars Road, London SE1 9UY, England, and (iii) has not been convicted in a criminal proceeding and has not been party to a proceeding related to U.S. state and federal securities laws.

                                                  CITIZENSHIP OR             PRESENT PRINCIPAL OCCUPATION
                                                     PLACE OF                 OR EMPLOYMENT POSITION AND
NAME AND BUSINESS ADDRESS                         INCORPORATION              FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  --------------------  --------------------------------------------
James Rose...................................       United States    Chief Executive Officer, United Information
                                                                     Group Limited, since July 1998. Chief
                                                                     Executive Officer, Blackwell Information
                                                                     Services division of B.H. Blackwell Ltd.,
                                                                     December 1996 - July 1998. Managing
                                                                     Director, A.C. Nielsen, Inc., 1990 -
                                                                     December 1996.

Charles R. Stern.............................             British    Finance Director, United News & Media plc,
                                                                     since 1992.

David C. Bender..............................       United States    President and Chief Operating Officer,
Mediamark Research, Inc.                                             Mediamark Research Inc., since 1990.
708 Third Avenue
8th Floor
New York, NY 10017

Richard M. Block.............................       United States    Executive Vice President and Chief Financial
2 World Trade Center                                                 Officer, United News & Media, since April
Suite 5550                                                           1996. Vice President - Director of Taxation,
New York, NY 10048                                                   MAI North America, Inc., 1985 - April 1996.

Anne W. Gurnsey..............................       United States    Corporate Counsel and Secretary, United News
2 World Trade Center                                                 & Media, since April 1996. Corporate
Suite 5550                                                           Secretary, MAI North America, Inc., 1990 -
New York, NY 10048                                                   April 1996.

                                      S-1